Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT OF

Certificate of INCORPORATION OF

EXYN TECHNOLOGIES, INC.

Exyn Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is Exyn Technologies, Inc.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on December 10, 2014 and amended pursuant to a Certificate of Amendment of the Certificate of Incorporation filed with the Secretary of State on May 19, 2016 (as so amended, the “Existing Certificate”).

THIRD: This amendment to the Existing Certificate as set forth below (this “Amendment”) has been duly adopted in accordance with the provisions of Section 242 and has been consented to in writing by the stockholders of the Corporation, in accordance with Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: Article IV of the Existing Certificate shall be amended and restated to read in full as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) five-million-one-hundred-twenty-thousand (5,120,000) shares of common stock, par value $0.0001 per share (“Common Stock”), and (ii) two-million-nine-hundred-seventy-five-thousand-three-hundred-eight (2,975,308) shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), of which 151,152 shares are designated Series A-1 Preferred Stock (“Series A-1 Preferred Stock”), 21,815 shares are designated Series A-2 Preferred Stock (“Series A-2 Preferred Stock”), 96,948 shares are designated Series A-3 Preferred Stock (“Series A-3 Preferred Stock”), 692,156 shares are designated Series A-4 Preferred Stock (“Series A-4 Preferred Stock”), 741,204 shares are designated Series B-1 Preferred Stock (“Series B-1 Preferred Stock”), and 1,272,033 shares are designated Series B-2 Preferred Stock (“Series B-2 Preferred Stock”).

At the time this Second Certificate of Amendment of Certificate of Incorporation (the “Amended Certificate”) shall become effective, every twenty-five (25) shares of Common Stock issued and outstanding at such time shall be, and hereby is, combined, converted, changed and reconstituted into one (1) fully paid and non-assessable share of Common Stock (after aggregating all shares of Common Stock held by each holder), rounded down to the nearest whole share (the “Reverse Split”). Each outstanding stock certificate of the Corporation which, immediately prior to the time this Amended Certificate shall become effective, represented one (1) or more shares of Common Stock shall thereafter be deemed to represent the appropriate number of shares of Common Stock taking into account the Reverse Split until such old stock certificate is exchanged for a new stock certificate reflecting the appropriate number of shares resulting from the Reverse Split. All references in this Amended Certificate, including all share numbers and prices herein, reflect the Reverse Split.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 6th day of April, 2026.

EXYN TECHNOLOGIES, INC.

By:	/s/ Brandon Torres Declet
Brandon Torres Declet, Chief Executive Officer